

August 5, 2015

Via E-mail
Mr. Richard C. Buterbaugh
Chief Financial Officer
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119

> **Re:** **Laredo Petroleum, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2015**
> **Filed May 7, 2015**
> **Response Letter dated July 30, 2015**
> **File No. 1-35380**

Dear Mr. Buterbaugh:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis

Recent Developments, page 52

1.   We note your response to prior comment 1, regarding your disclosure of planned development expenditures for the next five years and inquiring about the extent to which these were based on assumptions that commodity prices would increase. You explain that your "intent and ability to develop proved undeveloped reserves were not based on assumptions that commodity prices would increase..." and that you expect to develop your existing proved undeveloped reserves "within the upcoming five-year period under current pricing conditions." However, based on the disclosures in your 2013 and 2014

year-end reports, planned development capital decreased from $482 million to $154 million for 2015, from $558 million to $302 million for 2016, and from $499 million to $435 million for 2017, and increased from $232 million to $657 million for 2018. Given your response indicating the shift in planned development capital was not attributable to the lower commodity prices or expectations that prices would later increase, the rationale underlying these changes remains unclear.

Please submit a rollforward schedule, showing changes to your proved undeveloped reserves for each of the last five fiscal years, stratified according to the year in which you originally reported the reserves. Identify all significant changes to each layer for each period, including reserves converted, derecognized, purchased or sold, and clarify the extent to which reserves added in each period were previously derecognized after being included in a prior reserve declaration. Also submit a schedule indicating how the planned development expenditures that you disclose correlate with each layer of your proved undeveloped reserves at December 31, 2014, and to the extent not otherwise apparent, explain how your development plans ensure development occurs within five years of the original reserve declaration date.

2. We have also considered your response to prior comment 1, as it relates to quantifying the reasonably possible effects of lower commodity prices on your proved reserves, development plans and accounting under the full cost methodology, indicating that you are unable to provide this disclosure. However, we previously cited your disclosures indicating you had determined that material adverse effects may arise if current commodity prices continue or decline further.

The requirement to address and quantify the reasonably possible effects of known trends and uncertainties in MD&A pursuant to Item 303 of Regulation S-K should be distinguished from an outlook or forecast of future results, which may entail the broader range of uncertainties that you cite as reasons for not providing this disclosure. We believe that the economic criteria that must be considered in your reserve reporting, actual changes to your development plans, and information about commodity prices that are more current at the time of filing than those used in the latest ceiling test and reserve declarations should facilitate these disclosures. We reissue prior comment 1.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief